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                                                                     EXHIBIT 3.1


                           FIFTH AMENDED AND RESTATED
                            ARTICLES OF INCORPORATION
                                       OF
                                   EBENX, INC.


                                    ARTICLE I

     The name of this corporation is eBenX, Inc.

                                   ARTICLE II

     The registered office of this corporation is located at 5500 Wayzata Boulevard, Suite 1275, Minneapolis, Minnesota 55416.

                                   ARTICLE III

     The aggregate number of authorized shares of the corporation is 100,000,000 shares, $.01 par value. The shares shall be divisible into classes and series, have the designations, voting rights, and other rights and preferences, and be subject to the restrictions, that the board of directors may from time to time establish, fix, and determine, consistent with these articles of incorporation. Unless otherwise designated by the board of directors, all issued shares shall be deemed common stock with equal rights and preferences.

                                   ARTICLE IV

     The shareholders of the Corporation shall not have any preemptive rights to subscribe for or acquire securities or rights to purchase securities of any class, kind or series of the Corporation.

                                    ARTICLE V

     No shareholder of this Corporation shall have any cumulative voting rights.

                                   ARTICLE VI

     The shareholders shall take action by the affirmative vote of holders of a majority of the voting power of the shares present, except where a larger proportion is required by law, these Articles or a shareholder control agreement.
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                                   ARTICLE VII

     Any action required or permitted to be taken by the Board of Directors of this Corporation may be taken by written action signed by that number of directors that would be required to take the same action at a meeting of the Board at which all directors are present, except as to those matters requiring shareholder approval, in which case the written action must be signed by all members of the Board of Directors then in office.

                                  ARTICLE VIII

     No director of this Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this Article shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 302A.559 or 80A.23 of the Minnesota Statutes, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the effective date of this Article. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.